Exhibit 99.2

THE9 LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NCTY)

________

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 13, 2019

(or any adjournment(s) or postponement(s) thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of The9 Limited (the “Company”) will be held at the BNY Office, Room No. 4, 25/F Three Pacific Place, 1 Queen’s Road East, Hong Kong on December 13, 2019 at 2:00 p.m., Hong Kong time, and at any adjournment(s) or postponement(s) thereof, for the following purposes:

1.	To consider and, if thought fit, pass the following resolutions as an ordinary resolution:

“THAT:

the re-election and appointment of ZHU Jun as a director (Class III) of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2022 Annual General Meeting or until his successor is duly elected and qualified.”

Mr. ZHU Jun’s biography is set forth on page 67 of the 2018 Annual Report available at http://www.the9.com/.

2.	To transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The Board of Directors of the Company has fixed the close of business on November 12, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, to attend and to vote at the Annual General Meeting or any adjournment(s) or postponement(s) thereof.

Please refer to the proxy form which is attached and made a part of this notice. Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend and vote at the Annual General Meeting and any adjournment(s) or postponement(s) thereof. Holders of the Company’s American Depositary Shares who wish to exercise their voting rights for the underlying shares must act through the Company's depositary.

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON. YOUR VOTE IS IMPORTANT. IF YOU CANNOT ATTEND THE ANNUAL GENERAL MEETING IN PERSON, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY FORM SO THAT IT IS RECEIVED BY THE COMPANY NO LATER THAN 48 HOURS BEFORE THE TIME OF THE MEETING.

Shareholders and holders of the Company’s American Depositary Shares have been advised that the notice of Annual General Meeting, the Company’s 2018 Annual Report, free of charge, are available for viewing and downloading on the internet at http://www.the9.com/. If you do not have access to the internet and would like to obtain a hardcopy of the notice of Annual General Meeting and/or the 2018 Annual Report, please write to:

The9 Limited

Building No. 3,

17 Floor, No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

Attention: Investor Relations

You may also request for a hardcopy of the notice of Annual General Meeting and/or the 2018 Annual Report by email to: ir@corp.the9.com.

By Order of the Board of Directors,
The9 Limited

/s/ Jun Zhu
Jun Zhu
Shanghai, November 11, 2019	Chairman and Chief Executive Officer

Executive Office:	Registered Office:
Floor 17,	COLLAS CRILL CORPORATE SERVICES LIMITED
No. 130, Wu Song Road	P. O. Box 709
Hong Kou District,	Floor 2, Willow House,
Shanghai 200080	Cricket Square
Grand Cayman,
KY1-1107
Cayman Islands